================================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                             --------------------


                                   FORM 11-K


(Mark One)

   [X]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1996

                                      OR

   [_]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                     For the transition period from     to


                         Commission file number 1-8940

                             --------------------

            Philip Morris Incorporated Deferred Profit-Sharing Plan


                           (Full title of the plan)


                         PHILIP MORRIS COMPANIES INC.
                                120 Park Avenue
                           New York, New York 10017


          (Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)


================================================================================

             PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                           ANNUAL REPORT ON FORM 11-K
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                TABLE OF CONTENTS

                                                                        Page(s)
                                                                        -------
Report of Independent Accountants....................................       3

Financial Statements:
      Statements of Financial Condition as of December 31,
         1996 and 1995...............................................     4-5
      Statements of Income and Changes in Plan Equity for
         the years ended December 31, 1996, 1995 and 1994............     6-8
      Notes to Financial Statements..................................    9-21

Signatures...........................................................      22

Schedules:
      Schedule I - Investments as of December 31, 1996...............  S-1-11

      Other schedules are omitted because the information required is contained in the financial statements.

Exhibits:
         23.  Consent of Independent Accountants.

                        REPORT of INDEPENDENT ACCOUNTANTS

To:  The Corporate Employee Plans Investment
     Committee of Philip Morris Companies Inc., the Corporate Employee Benefit Committee of
     Philip Morris Companies Inc., the Administrator, and all Participants as a group (but not individually) of the Philip Morris Incorporated Deferred Profit-Sharing Plan:

         We have audited the accompanying statements of financial condition of the Philip Morris Incorporated Deferred Profit-Sharing Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1996 and the schedule of investments as of December 31, 1996. These financial statements and the financial statement schedule are the responsibility of the fiduciaries of the Plan appointed by Philip Morris Companies Inc. (or its delegate). Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the fiduciaries, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1996 and 1995, and the income and changes in plan equity for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of financial condition and statements of income and changes in plan equity is presented for purposes of additional information rather than to present the financial condition and changes in income and plan equity of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                        COOPERS & LYBRAND L.L.P.

New York, New York
April 11, 1997

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                       STATEMENT OF FINANCIAL CONDITION
                            as of December 31, 1996
                           (in thousands of dollars)
                                  ---------

                                                                          U.S.
                                         Equity         Interest       Government                    International
                                         Index           Income        Obligations    Philip Morris      Equity
                                          Fund            Fund             Fund         Stock Fund        Fund
                                     -------------   -------------    -------------   -------------  -------------
 ASSETS:
   Allocated share of
    Trust net assets                 $     249,404   $     278,098    $      59,054   $     200,509  $       2,690
   Employer contributions
    receivable                               9,245          21,521           10,747          10,808            110
                                     -------------   -------------    -------------   -------------  -------------
     Total assets                          258,649         299,619           69,801         211,317          2,800
                                     -------------   -------------    -------------   -------------  -------------
     Plan equity                     $     258,649   $     299,619    $      69,801   $     211,317  $       2,800
                                     =============   =============    =============   =============  =============

                                                           Growth         Participants'
                                        Balanced           Equity             Loan
                                          Fund              Fund             Account           Total
                                     -------------      -------------     -------------    -------------
 ASSETS:
   Allocated share of
    Trust net assets                 $       2,904      $       3,359      $     55,584    $     851,602
   Employer contributions
    receivable                                 168                184                             52,783
                                     -------------      -------------     -------------    -------------
     Total assets                            3,072              3,543            55,584          904,385
                                     -------------      -------------     -------------    -------------
     Plan equity                     $       3,072      $       3,543     $      55,584    $     904,385
                                     =============      =============     =============    =============


  The accompanying notes are an integral part of these financial statements.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                       STATEMENT OF FINANCIAL CONDITION
                            as of December 31, 1995
                           (in thousands of dollars)
                                ---------------

                                                               U.S.
                               Equity         Interest     Government                     International
                               Index          Income       Obligations    Philip Morris       Equity
                               Fund            Fund            Fund         Stock Fund         Fund
                          --------------  --------------  --------------  --------------  --------------
ASSETS:
  Allocated share of
    Trust net assets       $     198,476   $     243,776   $      47,370   $     162,422   $         578
  Employer contributions
    receivable                     8,826          21,412          10,560           9,455              59
  Interfund receivables
    (payables)                       106             (84)             21            (155)            112
                          --------------  --------------  --------------  --------------  --------------

      Total assets               207,408         265,104          57,951         171,722             749
                          --------------  --------------  --------------  --------------  --------------
LIABILITIES:
  Distributions and
    withdrawals payable              104             226               4              26               1
  Undistributed
    participants' loans                4              19                              17               2
                          --------------  --------------  --------------  --------------  --------------

      Total liabilities              108             245               4              43               3
                          --------------  --------------  --------------  --------------  --------------

      Plan equity          $     207,300   $     264,859   $      57,947   $     171,679   $         746
                          ==============  ==============  ==============  ==============  ==============

                                              Growth       Participants'
                             Balanced         Equity           Loan
                               Fund            Fund           Account         Total
                          --------------  --------------  --------------  --------------
ASSETS:
  Allocated share of
    Trust net assets       $       1,234   $         891   $      50,038   $     704,785
  Employer contributions
    receivable                       113             105                          50,530
  Interfund receivables
    (payables)                                                                         -
                          --------------  --------------  --------------  --------------

      Total assets                 1,347             996          50,038         755,315
                          --------------  --------------  --------------  --------------

LIABILITIES:
  Distributions and
    withdrawals payable                1                              23             385
  Undistributed
    participants' loans                                2             (44)              -
                          --------------  --------------  --------------  --------------

      Total liabilities                1               2             (21)            385
                          --------------  --------------  --------------  --------------

      Plan equity          $       1,346   $         994   $      50,059   $     754,930
                          ==============  ==============  ==============  ==============

   The accompanying notes are an integral part of these financial statements.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                     for the year ended December 31, 1996
                           (in thousands of dollars)

                                                                        U.S.
                                         Equity         Interest     Government                      International
                                         Index          Income      Obligations      Philip Morris       Equity
                                          Fund            Fund          Fund          Stock Fund          Fund
                                        ---------      ---------      --------        ----------         -------
ADDITIONS:
  Employer contributions                $   9,242       $  21,520     $ 10,744        $  10,806          $   110
  Employee contributions                    1,468           2,711          358            1,601               39
  Allocated share of Trust
   investment activities:
    Interest income                             1          17,517        3,568              222
    Dividend income                                                                       8,039
    Net appreciation
     (depreciation) in
      fair value of investments            46,628                       (1,453)          35,813              160
                                        ---------       ---------     --------        ---------          -------
                                           46,629          17,517        2,115           44,074              160
                                        ---------       ---------     --------        ---------          -------

    Total additions                        57,339          41,748       13,217           56,481              309
                                        ---------       ---------     --------        ---------          -------
DEDUCTIONS:
  Distributions and
   withdrawals                             (5,606)         (8,965)      (1,523)          (3,908)             (11)
  General and administrative
   expenses                                  (133)           (148)        (108)             (64)              (9)
                                        ---------       ---------     --------        ---------          -------
    Total deductions                       (5,739)         (9,113)      (1,631)          (3,972)             (20)
                                        ---------       ---------     --------        ---------          -------

Net transfers among funds                   3,034           4,162         (527)         (11,758)           1,805
Net transfers between plans                  (164)           (284)         (56)            (139)               2
Participants' loans                        (5,926)         (8,558)      (2,338)          (3,845)             (69)
Participants' loan repayments               2,805           6,805        3,189            2,871               27
                                        ---------       ---------     --------        ---------          -------

    Net additions                          51,349          34,760       11,854           39,638            2,054

PLAN EQUITY:

   Beginning of year                      207,300         264,859       57,947          171,679              746
                                        ---------       ---------     --------        ---------          -------
   End of year                          $ 258,649       $ 299,619     $ 69,801        $ 211,317          $ 2,800
                                        =========       =========     ========        =========          =======














































                                                Growth   Participants'
                                  Balanced      Equity       Loan
                                    Fund         Fund       Account        Total
                                  -------      -------     ---------     ---------
ADDITIONS:
  Employer contributions          $   168      $   184                  $   52,774
  Employee contributions               25           67                       6,269
  Allocated share of Trust
   investment activities:
    Interest income                                        $   3,634        24,942
    Dividend income                   154          206                       8,399
    Net appreciation
     (depreciation) in
      fair value of investments       148          124                      81,420
                                  -------      -------     ---------     ---------
                                      302          330         3,634       114,761
                                  -------      -------     ---------     ---------

    Total additions                   495          581         3,634       173,804
                                  -------      -------     ---------     ---------
DEDUCTIONS:
  Distributions and
   withdrawals                        (25)          (9)       (3,177)      (23,224)
  General and administrative
   expenses                                         (2)                       (464)
                                  -------      -------     ---------     ---------

    Total deductions                  (25)         (11)       (3,177)      (23,688)
                                  -------      -------     ---------     ---------

Net transfers among funds           1,299        1,985                         -
Net transfers between plans                          1           (21)         (661)
Participants' loans                   (73)         (50)       20,859           -
Participants' loan repayments          30           43       (15,770)          -
                                  -------      -------     ---------     ---------

    Net additions                   1,726        2,549         5,525       149,455

PLAN EQUITY:

   Beginning of year                1,346          994        50,059       754,930
                                  -------      -------     ---------     ---------
   End of year                    $ 3,072      $ 3,543     $  55,584     $ 904,385
                                  =======      =======     =========     =========

  The accompanying notes are an integral part of these financial statements.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                     for the year ended December 31, 1995
                           (in thousands of dollars)
                                   --------

                                                                  U.S.
                                      Equity      Interest     Government                    International
                                      Index        Income     Obligations    Philip Morris       Equity
                                      Fund          Fund          Fund        Stock Fund          Fund
                                   ---------     ---------    -----------    -------------   -------------
ADDITIONS:
  Employer contributions           $   8,827     $  21,397      $ 10,575      $   9,457        $     59
  Employee contributions               1,230         2,607           239          1,314               4
  Allocated share of Trust
    investment activities:
      Interest income                      1        16,716         2,582            115
      Dividend income                                                             6,306
      Net appreciation
       (depreciation) in
       fair value of investments      55,379                       1,774         56,412              23
                                   ---------     ---------      --------      ---------        --------
                                      55,380        16,716         4,356         62,833              23
                                   ---------     ---------      --------      ---------        --------

      Total additions                 65,437        40,720        15,170         73,604              86
                                   ---------     ---------      --------      ---------        --------

DEDUCTIONS:
  Distributions and
    withdrawals                       (4,769)       (9,534)       (1,662)        (2,860)             (1)
  General and administrative
    expenses                             (89)         (156)          (86)           (54)             (1)
                                   ---------     ---------      --------      ---------        --------

      Total deductions                (4,858)       (9,690)       (1,748)        (2,914)             (2)
                                   ---------     ---------      --------      ---------        --------

Net transfers among funds             (1,161)       (4,112)         (593)         3,136             666
Net transfers between plans             (242)       (1,107)          (26)          (959)
Participants' loans                   (6,270)       (8,764)       (2,144)        (3,720)             (9)
Participants' loan repayments          2,088         5,538         2,536          2,229               5
                                   ---------     ---------      --------      ---------        --------

      Net additions                   54,994        22,585        13,195         71,376             746


PLAN EQUITY:
  Beginning of year                  152,306       242,274        44,752        100,303               -
                                   ---------     ---------      --------      ---------        --------
  End of year                      $ 207,300     $ 264,859      $ 57,947      $ 171,679        $    746
                                   =========     =========      ========      =========        ========










































                                                    Growth        Participants'
                                   Balanced         Equity            Loan
                                     Fund            Fund            Account          Total
                                   --------        --------       -------------      -------
ADDITIONS:
  Employer contributions           $   113        $   105                           $  50,533
  Employee contributions                 5             10                               5,409
  Allocated share of Trust
    investment activities:
      Interest income                                             $    2,606           22,020
      Dividend income                   48             50                               6,404
      Net appreciation
       (depreciation) in
       fair value of investments        25            (37)                            113,576
                                   -------        -------         ----------        ---------
                                        73             13              2,606          142,000
                                   -------        -------         ----------        ---------

      Total additions                  191            128              2,606          197,942
                                   -------        -------         ----------        ---------

DEDUCTIONS:
  Distributions and
    withdrawals                         (4)            (2)            (1,718)         (20,550)
  General and administrative
    expenses                                                                             (386)
                                   -------        -------         ----------        ---------

      Total deductions                  (4)            (2)            (1,718)         (20,936)
                                   -------        -------         ----------        ---------

Net transfers among funds            1,200            864                                   -
Net transfers between plans                                              (26)          (2,360)
Participants' loans                    (51)           (12)            20,970                -
Participants' loan repayments           10             16            (12,422)               -
                                   -------        -------         ----------        ---------
      Net additions                  1,346            994              9,410          174,646

PLAN EQUITY:
  Beginning of year                      -              -             40,649          580,284
                                   -------        -------         ----------        ---------
  End of year                      $ 1,346        $   994         $   50,059        $ 754,930
                                   =======        =======         ==========        =========


  The accompanying notes are an integral part of these financial statements.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                     for the year ended December 31, 1994
                           (in thousands of dollars)

                                  -----------

                                                                       U.S.
                                         Equity       Interest      Government                   Participants'
                                         Index         Income       Obligations   Philip Morris      Loan
                                         Fund           Fund           Fund        Stock Fund       Account         Total
                                     -------------  -------------  -------------  -------------  -------------  -------------
ADDITIONS:
  Employer contributions             $       7,512  $      19,089  $       9,208  $       7,450                 $      43,259
  Employee contributions                     1,053          2,151            163          1,071                         4,438
  Allocated share of Trust
    investment activities:
      Interest income                            1         15,908          1,508             32  $       2,214         19,663
      Dividend income                           13                                        4,888                         4,901
      Net appreciation
        (depreciation) in
         fair value of investments           1,893                          (593)         1,823                         3,123
                                     -------------  -------------  -------------  -------------  -------------  -------------
                                             1,907         15,908            915          6,743          2,214         27,687
                                     -------------  -------------  -------------  -------------  -------------  -------------

      Total additions                       10,472         37,148         10,286         15,264          2,214         75,384
                                     -------------  -------------  -------------  -------------  -------------  -------------
DEDUCTIONS:
  Distributions and
    withdrawals                            (24,191)       (42,744)        (6,276)        (8,570)        (4,197)       (85,978)
  General and administrative
    expenses                                   (76)          (135)           (70)           (37)                         (318)
                                     -------------  -------------  -------------  -------------  -------------  -------------

      Total deductions                     (24,267)       (42,879)        (6,346)        (8,607)        (4,197)       (86,296)
                                     -------------  -------------  -------------  -------------  -------------  -------------

Net transfers among funds                   (2,902)         9,543         (1,565)        (5,076)                          -
Net transfers between plans                    (70)          (355)            (1)          (101)           (12)          (539)
Participants' loans                         (5,878)        (9,137)        (1,824)        (2,874)        19,713            -
Participants' loan repayments                2,253          5,853          2,835          2,206        (13,147)           -
                                     -------------  -------------  -------------  -------------  -------------  -------------

      Net (deductions) additions           (20,392)           173          3,385            812          4,571        (11,451)

PLAN EQUITY:
  Beginning of year                        172,698        242,101         41,367         99,491         36,078        591,735
                                     -------------  -------------  -------------  -------------  -------------  -------------
  End of year                        $     152,306  $     242,274  $      44,752  $     100,303  $      40,649  $     580,284
                                     =============  =============  =============  =============  =============  =============

  The accompanying notes are an integral part of these financial statements.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS

1.     General Description of the Plan:

       The Philip Morris Incorporated Deferred Profit-Sharing Plan (the "Plan") is a defined contribution plan maintained for the benefit of eligible employees of Philip Morris Incorporated ("Philip Morris"), represented by the Bakery, Confectionery and Tobacco Workers Union ("BCT Union"). Philip Morris is a subsidiary of Philip Morris Companies Inc. (the "Company"). The Plan is designed to provide eligible employees with an opportunity to share in the profits of Philip Morris and to invest certain of their funds in a tax-advantaged manner.

       Eligible employees generally may make before-tax and after-tax contributions beginning on or after the January 1 following their respective dates of hire and become eligible for the Philip Morris contribution (the "Contribution") upon completion of twenty-four months of accredited service. Each year, Philip Morris makes the Contribution to the Plan in accordance with the formula described in Note 3. The provisions of the Plan are detailed in the official Plan document which legally governs the operation of the Plan.

       The administration of the Plan has generally been delegated to the Corporate Employee Benefit Committee of the Company (the "Committee") and the Senior Vice President, Human Resources and Administration of the Company (the "Administrator"). The Corporate Employee Plans Investment Committee of the Company (the "Investment Committee") is responsible for the selection of the investment options set forth below in which participants elect to invest their assets in the Plan and monitors the performance of these investment options. The Committee, the Administrator, and the Investment Committee are hereinafter collectively referred to as the "Fiduciaries".

       Assets of the Plan are co-invested with the assets of the Philip Morris Deferred Profit-Sharing Plan (the "DPS Plan") and the assets of the Philip Morris Incorporated Deferred Profit-Sharing Plan for Craft Employees (the "PMI Craft Plan") in a commingled investment fund known as the Philip Morris Deferred Profit-Sharing Trust Fund (the "Trust") (see
       Note 7).

       Prior to June 20, 1995, participants had the option of investing their Plan Accounts (see Note 4) in ten percent increments in four funds. Effective July 10, 1995, participants have the option of investing their Plan Accounts in one percent increments in the following seven funds:

            EQUITY INDEX FUND - This fund is invested primarily in an index fund of stocks on a weighted average basis in approximately the same proportion as the Standard & Poor's Composite Index of 500 Stocks ("S&P 500").

            INTEREST INCOME FUND - This fund consists primarily of investment contracts entered into by Bankers Trust Company (the "Trustee") with financial institutions, each of which agrees to repay in full the amounts invested with the

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

            institution, plus interest. The assets of the Interest Income Fund are also invested in pools of mortgage-backed and asset-backed securities, corporate bonds, and obligations of the United States Government and its agencies. As an integral part of the purchase of each pool of these investments for the Interest Income Fund, a financial institution agrees to protect the pool to the extent its market value fluctuates from original cost, but not in the event of a default of any security in the pool.

            U.S. GOVERNMENT OBLIGATIONS FUND - This fund includes primarily direct obligations of the U.S. Government or its agencies, obligations guaranteed by the U.S. Government or its agencies, and fully insured bank deposits. The average maturity of the U.S. Government securities in the U.S. Government Obligations Fund is approximately five years. Prior to July 15, 1995, the average maturity of the securities in this fund was two years.

            PHILIP MORRIS STOCK FUND - This fund is invested in the common stock of the Company (the "Common Stock") and short-term temporary investments.

            INTERNATIONAL EQUITY FUND - This fund is invested primarily in common stocks of the foreign companies that make up the Europe, Australia, and Far East (EAFE) index. The approximate allocation of stocks in the fund is 62 percent in Europe, three percent in Australia, and 35 percent in the Far East (including 26 percent in Japan).

            BALANCED FUND - This fund is invested primarily in a diversified mix of domestic and foreign stocks, investment grade bonds, international bonds, and investment grade money market funds. In general, the assets of the Balanced Fund may be invested according to the following mix: 40 percent to 70 percent in stocks, 20 percent to 55 percent in bonds, and zero percent to 25 percent in money market instruments.

            GROWTH EQUITY FUND - This fund is invested primarily in stocks of domestic and foreign companies considered to have better-than-average prospects for long term growth and with a history of, or commitment to, regular dividend payments.

         None of the foregoing funds guarantees a return to the participant. Prior to June 1, 1994, participants could change their investment elections three times during each calendar year. From June 1, 1994 to June 20, 1995, participants could change their investment elections once each month. Effective July 10, 1995, participants can change their investment elections daily.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

       Participant contributions made to a Plan Account established on and after January 1, 1992 and any Contribution made on and after February 1, 1992 for which no investment direction has been given are invested in the U.S. Government Obligations Fund. In all other cases, participant contributions made to a Plan Account for which no investment direction was given by the participant are invested in the Equity Index Fund.

       Each participant may vote all the shares of Common Stock held in his or her Plan Accounts and invested in the Philip Morris Stock Fund. The Trustee will vote full and fractional shares of Common Stock in accordance with each individual participant's instruction. The Trustee votes those shares of Common Stock for which no or inadequate voting instructions have been received in the same proportions as the shares for which instructions have been received.

       At December 31, 1996 and 1995, there were 6,716 and 7,135 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.


                                                      December 31,
                                                   ------------------
                                                   1996          1995
                                                   ----          ----
              Equity Index Fund                   3,816         3,813
              Interest Income Fund                4,214         4,320
              U.S. Government Obligations Fund    1,793         1,752
              Philip Morris Stock Fund            5,789         5,953
              International Equity Fund             149            56
              Balanced Fund                         123            57
              Growth Equity Fund                    153            72

       Each participant is at all times fully vested in the balance of all of his or her Accounts, which includes a Company Account and may include Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts.

2.     Summary of Significant Accounting Policies:

       Valuation of Trust Investments:

          Investments in common trust funds of the General Employee Benefit Common Trust of Bankers Trust Company ("GEBT") are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying assets of each of the respective GEBT common trust funds.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

              Investment contracts and the pools of mortgaged-backed and asset-backed securities and other investments held in the Interest Income Fund are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by employer-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issuers or otherwise. The fair value of the investment contracts and the pools of mortgaged-backed and asset-backed securities and other investments at December 31, 1996 and 1995 was $1,027,592,000 and $910,649,000, respectively. The average yield and crediting interest rate of the Interest Income Fund was approximately seven percent for 1996 and 1995. The crediting interest rate for the pools of mortgaged-backed and asset-backed securities and other investments is reset periodically by the issuer based on the relationship between the contract value and the fair value of the underlying securities, but cannot be less than zero. The crediting interest rate for the investment contracts is either agreed-to in advance with the issuer or varies based on an agreed-to formula, but cannot be less than zero.

              Securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. However, if trading in Common Stock has been suspended on the New York Stock Exchange and not resumed before the end of any trading day, the Trustee will use the composite price listed in The Wall Street Journal on the next business day. Securities that are not listed on an exchange are generally traded in active markets and valued by the Trustee from quoted market prices.

              Short-term temporary investments are generally carried at cost, which approximates fair value.

         Investment Transactions and Investment Income of the Trust:

              Investment transactions are accounted for on the dates purchases or sales are executed. Realized gains and losses are computed on the basis of average cost of investments sold. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

              In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end (see Note 8).

     3.  Contributions:

         The Contribution for the year is accrued by the Plan based upon the amount to be funded each year in accordance with the defined contribution formula noted below. Participants' contributions are recorded in the period in which they are withheld by Philip Morris.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

       The Contribution on behalf of eligible employees of Philip Morris who have met the twenty-four month service requirement is an amount equal to the lesser of (1) three percent of Operating Profit (defined below), less the amounts allocated for participants in the DPS Plan and the PMI Craft Plan or (2) 15 percent of the aggregate participant compensation for such year of the participants employed by Philip Morris among whom the Contribution is to be allocated. The aggregate of the Contribution to the Plan and the contributions to the DPS Plan and the PMI Craft Plan may not be more than three percent of consolidated earnings of the Company and its subsidiaries before income taxes and cumulative effect of any accounting change and provisions for deferred profit-sharing and incentive compensation plans.

       Operating Profit is defined as the earnings of Philip Morris, before cumulative effect of any accounting changes, discontinued operations and extraordinary items, interest and other debt expense, income taxes, amortization of goodwill, minority interest, unallocated corporate expenses, the amount of any deduction used in computing such earnings for the Contribution to the Plan and the contributions to the DPS Plan and the PMI Craft Plan and contributions to any incentive compensation plan.

       No contribution is required from any participant under the Plan. Participants may make contributions on a before-tax and after-tax basis to the Plan. If a participant has not made the maximum after-tax contribution, he or she may make an additional lump sum contribution, subject to certain statutory limits. The percentage of compensation available for these contributions may vary from year-to-year. The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the "Code"). The Code also imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 1996, each participant's before-tax contribution was limited to $9,500; for 1997, each participant's before-tax contribution will be limited to $9,500, with a limitation in each year of eight percent of compensation on the total amount of before-tax and after-tax contributions.

       While Philip Morris has not expressed any intent to discontinue making the Contribution, it is free to do so at any time. The Contribution and participant contributions are subject to specified limitations as described in the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

   4.  Valuation of Participant Accounts:

       The Trustee maintains Accounts for each participant to reflect the source and the participant's share of the funds invested in the Trust:


             Account                                  Source
             -------                                  ------
             Company Account                          Contributions

             Personal Before-Tax Account              Before-tax contributions


            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

              Account                         Source
              -------                         ------
              Personal After-Tax Account      After-tax contributions

              Rollover Account                Amounts transferred, directly or
                                              indirectly, from another plan
                                              qualified under Section 401 (a) of
                                              the Code

              PAYSOP Account                  The account balance transferred
                                              from the Philip Morris Union
                                              Employees' Stock Ownership Plan

              Loan Account                    Outstanding loans obtained from
                                              the Plan

       At the end of each month, (effective July 10, 1995, each business day), the Trustee determines the current fair value of each of the investment funds in the Trust described in Note 1. The fair value of each participant's share in the Trust is determined with respect to their Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts on the basis of their proportionate share in each investment fund.

   5.  Withdrawals and Distributions:

       Participants may make withdrawals against their Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts in accordance with the provisions outlined in the Plan.

       All withdrawals by participants are subject to approval of the Committee (or other administrator of the Plan acting pursuant to the Committee's delegated authority) and will not be permitted if they would have the effect of disqualifying the Plan and the related Trust from exemption from taxation.

       Only 50 percent of a participant's Company Account as of December 31, 1988 is available for hardship withdrawals as defined by the Plan. Any withdrawals will reduce the amount available for future withdrawals. The portion of a Company Account eligible for withdrawal will be unavailable if it serves as collateral for an outstanding loan.

       Distributions are made only in the event that a person ceases to be a participant. Upon termination of employment, including retirement, a participant has numerous options available, as described in the Plan, with respect to his or her Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts. Normally, distributions are made within one month after such termination.

       In the event the Plan is terminated, distributions will be made in accordance with the current value of participants' Accounts under the direction of the Committee and in accordance with the Code.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   6.  Participants' Loans:

       The loan program permits participants to borrow from their Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts under the Plan in accordance with the provisions outlined in the Plan.

       A participant's Loan Account equals the principal amount of his or her loans outstanding. The principal amount of loan repayments reduce the Loan Account and are added back to the participant's Accounts originally used as the source of the loan. The repaid amount (including interest) is reinvested in the funds according to the participant's current investment authorization.

       Participants' loans are carried at the original principal amount less principal repayments. Participants' loan repayments receivable represent amounts withheld by Philip Morris from participants' compensation and not yet remitted to the Plan. Amounts to be disbursed under employee loan agreements are recorded as undistributed participants' loans as of the loan agreement date.

   7.  Investments Held by the Trust:

       In 1996 and 1995, ($661,000) and ($2,360,000) were transferred from the
       Plan, net of transfers into the Plan, respectively, into the DPS Plan and the PMI Craft Plan as a result of employees being transferred between hourly and salaried status or between the BCT Union and the International Association of Machinists and Aerospace Workers and other unions.

       The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each individual participant's share of the Trust. The Plan's approximate allocated share of the Trust and its approximate allocated share of the net assets of each fund in the Trust at December 31, 1996 and 1995, were:

                                                 1996           1995
                                                 ----           ----
             Trust                               24%             24%

             Equity Index Fund                   24%             24%
             Interest Income Fund                26%             26%
             U.S. Government Obligations Fund    51%             49%
             Philip Morris Stock Fund            19%             18%
             International Equity Fund            9%              6%
             Balanced Fund                        5%              5%
             Growth Equity Fund                   8%              5%
             Participants' Loan Account          44%             42%


            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

       The Plan's approximate allocated share of the Trust's investment activities for the years ended December 31, 1996, 1995 and 1994, was 22 percent, 21 percent and 22 percent, respectively.

       Taxes and fees incurred by the Trust and most of the costs of administering the Plan and Trust paid to third parties are paid by the Trust. The following expenses are paid from the Plan's assets: investment management fees, brokerage commissions, trustee's fees, audit fees, recordkeeping fees and legal fees. For 1996 and 1995, the approximate amount of such expenses, expressed as a percentage of the average net assets of each fund under the Plan, are as follows:

                                                 1996            1995
                                                 ----            ----
            Equity Index Fund                    0.06%          0.05%
            Interest Income Fund                 0.05%          0.06%
            U.S. Government Obligations Fund     0.17%          0.17%
            Philip Morris Stock Fund             0.03%          0.04%
            International Equity Fund            0.51%          0.13%
            Balanced Fund                        0.00%          0.00%
            Growth Equity Fund                   0.09%          0.00%


       Investments that represented five percent or more of total Trust assets as of December 31, 1996 and 1995, were:

                                                      1996           1995
                                                      ----           ----
            Philip Morris Stock Fund
               Common Stock                        $1,017,594      $896,063
            Equity Index Fund
               GEBT Equity Index Fund              $1,035,144      $819,834
            Interest Income Fund
               Commonwealth Life Insurance Co.                     $149,205

       The GEBT Equity Index Fund currently includes Common Stock.

             PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                            (in thousands of dollars)
                                   (continued)

       At December 31, 1996 and 1995, the financial position of the Trust was:

                                                                         1996                1995
                                                                     -----------         -----------
Assets:
    Investments at fair value:
       Equity Index Fund:
            GEBT Equity Index Fund
                 (cost $663,661 and $595,002)                        $ 1,035,144         $   819,834
       Interest Income Fund:
            Investment contracts (at contract value)
                 (cost approximates contract value)                      998,637             878,131
            Short-term temporary investments
                 (cost approximates fair value)                           58,829              45,557
       U.S. Government Obligations Fund:
            Federal agency obligations
                 (cost $12,392 and $2,026)                                12,212               2,048
            Government securities
                 (cost $100,977 and $81,944)                             100,773              84,574
            Short-term temporary investments
                 (cost approximates fair value)                            1,040               8,532
       Philip Morris Stock Fund:
            Common stock
                 (cost $517,740 and $413,322)                          1,017,594             896,063
            Short-term temporary investments
                 (cost approximates fair value)                           24,282              14,433
       International Equity Fund:
            International Equity Fund
                 (cost $29,618 and $9,831)                                31,548              10,194
       Balanced Fund:
            Balanced Fund
                 (cost $53,125 and $24,452)                               55,832              24,865
       Growth Equity Fund:
            Growth Equity Fund
                 (cost $41,359 and $20,349)                               42,018              19,431

    Other investments:
       Participants' Loan Account:
             Loans to participants                                       126,525             117,604
                                                                     -----------         -----------

                 Total investments                                     3,504,434           2,921,266

    Receivables:
       Investments sold                                                    8,388                 149
       Interest income                                                     9,211               7,741
       Dividend income                                                    10,826              10,040
                                                                     -----------         -----------

                 Total assets                                          3,532,859           2,939,196

Liabilities:
    Investments purchased                                                  6,116               5,013
    Other payables                                                         1,527                 118
                                                                     -----------         -----------

                 Net assets                                          $ 3,525,216         $ 2,934,065
                                                                     ===========         ===========

             PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                            (in thousands of dollars)
                                   (continued)

The changes in the Trust net assets for the years ended December 31, 1996, 1995 and 1994, were:

                                                           1996                  1995                 1994
                                                      ---------------      ---------------      ---------------
Additions:
  Employer contributions                              $       144,224      $       127,873      $       156,080
  Employee contributions                                       38,823               33,393               29,484

Investment activities:
  Interest                                                     72,270               69,274               63,760
  Dividends                                                    48,968               39,053               31,039
  Interest on participant loans                                 8,642                7,005                6,379
                                                      ---------------      ---------------      ---------------
                                                              129,880              115,332              101,178
  Net appreciation
    in fair value of investments                              394,208              563,777               22,530
                                                      ---------------      ---------------      ---------------
       Net investment activities                              524,088              679,109              123,708

Deductions:
  Distributions and withdrawals                              (114,236)            (149,624)            (267,720)
  General and administrative
    expenses                                                   (1,748)              (1,466)              (1,194)
                                                      ---------------      ---------------      ---------------

Increase in Trust net assets                                  591,151              689,285               40,358
Net assets:
  Beginning of year                                         2,934,065            2,244,780            2,204,422
                                                      ---------------      ---------------      ---------------
  End of year                                         $     3,525,216      $     2,934,065      $     2,244,780
                                                      ===============      ===============      ===============

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                (in thousands of dollars, except per unit data)
                                  (continued)

The number of employee participation units and the net asset value per unit for the funds at December 31, 1996 and 1995, were:

                                                       U.S.
                               Equity     Interest   Government                 International            Growth  Participants'
                               Index       Income    Obligations  Philip Morris     Equity    Balanced   Equity      Loan
                               Fund         Fund        Fund       Stock Fund        Fund       Fund      Fund      Account
                            ----------   ----------  -----------  ------------- ------------- --------   ------  -----------
1996:
     Net Assets             $1,035,144   $1,057,368     $116,520     $1,059,496       $31,548  $55,832  $42,018     $127,290
     Number of
      participation units      146,462      309,144       44,421        138,398        28,324   44,725   34,944
     Net asset value
      per unit              $   7.0677   $   3.4203     $ 2.6231     $   7.6554       $1.1138  $1.2483  $1.2024

1995:
     Net Assets             $  819,809   $  923,894     $ 96,953     $  920,488       $10,195  $25,000  $19,433     $118,293
     Number of
      participation units      142,492      287,928       38,587        156,242        10,047   23,140   18,627
     Net asset value
      per unit              $   5.7534   $   3.2088     $ 2.5126     $   5.8914       $1.0147  $1.0804  $1.0433


                              Total
                            ----------
1996:
     Net Assets             $3,525,216
     Number of
      participation units
     Net asset value
      per unit

1995:
     Net Assets             $2,934,065
     Number of
      participation units
     Net asset value
      per unit

                                     -19-

             PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                            (in thousands of dollars)
                                   (continued)


 8. Net Appreciation (Depreciation) in Fair Value of Trust Investments:

      The realized gains and losses on disposals and changes in unrealized appreciation or depreciation of investments in the Trust for the years ended December 31, 1996, 1995, and 1994 were:

                                                  U.S.
                                   Equity      Government                   International                   Growth
                                   Index      Obligations    Philip Morris     Equity        Balanced       Equity
                                    Fund          Fund        Stock Fund        Fund           Fund          Fund         Total
                                -----------   ------------   -------------  -------------   -----------   ----------   ------------
 1996
 ----
 Realized gains:
     Proceeds                   $   154,267   $     90,198   $     912,475  $      13,482   $    17,103   $   19,723   $  1,207,248
     Cost                           107,599         90,187         732,182         13,036        16,517       19,686        979,207
                                -----------   ------------   -------------  -------------   -----------   ----------   ------------
       Net realized gains            46,668             11         180,293            446           586           37        228,041
                                -----------   ------------   -------------  -------------   -----------   ----------   ------------
 Unrealized appreciation
     (depreciation):
     Beginning of year              224,832          2,652         482,740            364           413         (919)       710,082
     End of year                    371,483           (384)        499,853          1,930         2,708          659        876,249
                                -----------   ------------   -------------  -------------   -----------   ----------   ------------
        Increase (Decrease)         146,651         (3,036)         17,113          1,566         2,295        1,578        166,167
                                -----------   ------------   -------------  -------------   -----------   ----------   ------------
 Net appreciation
     (depreciation) in fair
      value of investments      $   193,319    $    (3,025)  $     197,406  $       2,012   $     2,881   $    1,615   $    394,208
                                ===========   ============   =============  =============   ===========   ==========   ============

 1995
 ----
 Realized gains (losses):
     Proceeds                   $    86,846        170,836   $     237,900  $       1,592   $     1,848   $    2,211   $    501,233
     Cost                            73,684        170,697         200,477          1,616         1,817        2,205        450,496
                                -----------   ------------   -------------  -------------   -----------   ----------   ------------
       Net realized gains
          (losses)                   13,162            139          37,423            (24)           31            6         50,737
                                -----------   ------------   -------------  -------------   -----------   ----------   ------------
 Unrealized appreciation
     (depreciation):
     Beginning of year                9,957           (753)        187,838            -             -            -          197,042
     End of year                    224,832          2,652         482,740            364           413         (919)       710,082
                                -----------   ------------   -------------  -------------   -----------   ----------   ------------
        Increase (Decrease)         214,875          3,405         294,902            364           413         (919)       513,040
                                -----------   ------------   -------------  -------------   -----------   ----------   ------------
 Net appreciation
     (depreciation) in fair
      value of investments      $   228,037   $      3,544   $     332,325  $         340   $       444   $     (913)  $    563,777
                                ===========   ============   =============  =============   ===========   ==========   ============
 1994
 ----
 Realized gains (losses):
     Proceeds                   $   712,663   $    195,232   $     161,885            -             -            -     $  1,069,780
     Cost                           481,914        195,625         142,757            -             -            -          820,296
                                -----------   ------------   -------------  -------------   -----------   ----------   ------------
        Net realized gains
           (losses)                 230,749           (393)         19,128            -             -            -          249,484
                                -----------   ------------   -------------  -------------   -----------   ----------   ------------
 Unrealized appreciation
     (depreciation):
     Beginning of year              232,189             78         191,729            -             -            -          423,996
     End of year                      9,957           (753)        187,838            -             -            -          197,042
                                -----------   ------------   -------------  -------------   -----------   ----------   ------------
         (Decrease)                (222,232)          (831)         (3,891)           -             -            -         (226,954)
                                -----------   ------------   -------------  -------------   -----------   ----------   ------------
 Net appreciation
     (depreciation) in fair
      value of investments      $     8,517   $     (1,224)  $      15,237            -             -            -     $     22,530
                                ===========   ============   =============  =============   ===========   ==========   ============

             PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (concluded)

9.     Tax Status:

       The U.S. Treasury Department has determined that the Plan, as amended and in effect as of June 1, 1994, constitutes a qualified plan under Section 401(a) of the Code and the related Trust is, therefore, exempt from Federal income taxes under the provisions of Section 501(a) of the Code. The Fiduciaries believe that the Plan continues to be administered in accordance with the applicable provisions of the Code.

       Therefore, participants will not be subject to income tax on the Contribution and before-tax contributions made on their behalf by Philip Morris, nor on earnings credited to their Accounts until withdrawn or distributed.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporate Employee Benefit Committee of Philip Morris Companies Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                      PHILIP MORRIS INCORPORATED
                                     DEFERRED PROFIT-SHARING PLAN
                                             (Name of Plan)



                                     By  /s/ TIMOTHY A. SOMPOLSKI
                                       -----------------------------------
                                         Timothy A. Sompolski, Chairman,
                                       Corporate Employee Benefit Committee
                                         of Philip Morris Companies Inc.


Date:  April 14, 1997

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1996

                   Column A                               Column B          Column C          Column D
                   --------                            ---------------   ---------------   ---------------
                                                         Face Amount          Cost
                                                          or Number         Basis of
Name of Issuer and Title of Issue                      of Shares/Units     Investments       Fair Value
---------------------------------                      ---------------   ---------------   ---------------
EQUITY INDEX FUND -- 29.54%

GEBT Equity Index Fund -- 29.54%                              608,639    $  663,660,884    $1,035,143,779
                                                                         --------------    --------------
      Total Equity Index Fund                                               663,660,884     1,035,143,779
                                                                         --------------    --------------
INTEREST INCOME FUND -- 30.18%

Investment Contracts -- 28.50%
(The amounts included in Column D for the investment contracts represent contract value, see Note 2.)

Participation Contracts with Institutions -- 18.00%

Prudential Life Insurance Company
   No. 5905-211             8.29%
   matures                  2/1/1997                          436,696           436,696           436,696
Bank of America
   No. SP1 212              9.47%
   matures                  7/31/1997                      20,874,552        20,874,552        20,874,552
Hartford Life Insurance Company
   No. 9067                 8.60%
   matures                  9/30/1997                      13,612,945        13,612,945        13,612,945
Prudential Life Insurance Company
   No. 5905-216             9.45%
   matures                  9/30/1997                      10,230,209        10,230,209        10,230,209
Commonwealth Life Insurance Company
   No. 00343 FR             8.68%
   matures                  2/28/1998                      23,596,288        23,596,288        23,596,288
New York Life Insurance Company
   No. 06121                8.50%
   matures                  3/1/1998                       55,054,606        55,054,606        55,054,606
Principal Mutual Life Insurance Company
   No. 74811-2              8.87%
   matures                  5/1/1998                       73,704,208        73,704,208        73,704,208
J P Morgan
   No. 95-06                8.10%
   matures                  9/25/1998                      16,561,600        16,561,600        16,561,600
Allstate Life Insurance Company
   No. 5421                 6.47%
   matures                  4/7/1999                       26,448,877        26,448,877        26,448,877
New York Life Insurance Company
   No. 06989                7.33%
   matures                  7/31/1999                      23,866,538        23,866,538        23,866,538
Principal Mutual Life Insurance Company
   No. 3-74811-4            5.82%
   matures                  9/6/1999                       35,644,859        35,644,859        35,644,859

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1996

                   Column A                                                 Column B              Column C            Column D
                   --------                                             ---------------         -----------           --------
                                                                          Face Amount               Cost
                                                                           or Number              Basis of
Name of Issuer and Title of Issue                                       of Shares/Units         Investments           Fair Value
---------------------------------                                       ---------------         -----------           ----------

Participation Contracts with Institutions (continued)

Jackson National Life Insurance Company
  No. G-1036        6.91%
  matures           2/29/2000                                                  20,482,189    $     20,482,189     $     20,482,189
Security Life of Denver
  No. FA 0147       9.10%
  matures           8/1/2000                                                    1,785,076           1,785,076            1,785,076
Continental Assurance Company
  No. GP 24024      6.63%
  matures           8/31/2001                                                  25,021,994          25,021,994           25,021,994
Sun America Life Insurance Company
  No. 4697          6.67%
  matures           12/31/2001                                                 25,022,123          25,022,123           25,022,123
New York Life Insurance Company
  No. 20012         6.47%                                                      32,251,867          32,251,867           32,251,867
Metropolitan Life Insurance Company
  No. 12861         5.92%                                                      67,985,706          67,985,706           67,985,706
Massachusetts Mutual Life Insurance
  No. 10403         6.38%                                                     102,493,740         102,493,740          102,493,740
John Hancock Mutual Life Insurance
  No. 6435          5.76%                                                      55,531,615          55,531,615           55,531,615
                                                                                             ----------------     ----------------

        Total Contracts                                                                           630,605,688          630,605,688
                                                                                             ----------------     ----------------
Financial Institution Pools -- 10.50%

National Westminster Bank
 No. SAM 0104A    6.09%
  GEBT Short-Term Investment Fund                                                                     510,395              510,395
  Federal National Mortgage Association Remic
    matures         6/25/2005           6.25%                                                       1,806,687            1,806,687
  Federal National Mortgage Association Remic
    matures         8/25/2005           6.00%                                                         392,914              392,914
  Federal National Mortgage Association Remic
    matures         8/25/2012           5.60%                                                       1,203,048            1,203,048
  Federal National Mortgage Association Remic
    matures         8/25/2013           6.70%                                                       3,085,997            3,085,997
  Federal National Mortgage Association Remic
    matures         9/25/2015           6.00%                                                       1,795,603            1,795,603
  Federal National Mortgage Association Remic
    matures         6/25/2016           5.70%                                                       3,331,471            3,331,471
  Federal National Mortgage Association Remic
    matures         7/25/2016           5.65%                                                       1,786,660            1,786,660
  Federal National Mortgage Association Remic
    matures         1/25/2020           7.00%                                                         651,696              651,696
  Federal National Mortgage Association Pool
    matures         7/1/2008            7.00%                                                         794,663              794,663
  Federal National Mortgage Association Pool
    matures         8/1/2008            7.00%                                                         786,155              786,155

                                      S-2

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1996


                                 Column A                              Column B          Column C           Column D
                                 --------                              --------          --------           --------
                                                                     Face Amount           Cost
                                                                      or Number          Basis of
Name of Issuer and Title of Issue                                  of Shares/Units      Investments         Fair Value
---------------------------------                                  ---------------      -----------         ----------

Financial Institution Pools (continued)
National Westminster Bank (continued)
    Federal National Mortgage Association Pool
      matures               1/1/2009                  6.50%                                $  130,951         $  130,951
    Federal National Mortgage Association Pool
      matures               2/1/2009                  6.50%                                   467,971            467,971
    Federal National Mortgage Association Pool
      matures               3/1/2009                  6.50%                                   156,592            156,592
    Federal National Mortgage Association Pool
      matures               5/1/2009                  6.50%                                   970,049            970,049
    Government National Mortgage Association Pool
      matures               12/15/2023                6.50%                                   216,921            216,921
    Government National Mortgage Association Pool
      matures               3/15/2024                 6.50%                                    71,552             71,552
    Government National Mortgage Association Pool
      matures               4/15/2024                 6.50%                                 1,355,747          1,355,747
    Government National Mortgage Association Pool
      matures               5/15/2024                 6.50%                                   974,030            974,030
    Federal Home Loan Mtg. Corporation
      matures               8/15/2005                 6.25%                                   903,623            903,623
    Federal Home Loan Mtg. Corporation
      matures               4/1/2008                  7.00%                                    97,151             97,151
    Federal Home Loan Mtg. Corporation
      matures               8/15/2008                 6.50%                                 1,291,763          1,291,763
    Federal Home Loan Mtg. Corporation
      matures               9/1/2008                  6.50%                                    35,158             35,158
    Federal Home Loan Mtg. Corporation
      matures               12/1/2008                 6.50%                                    37,183             37,183
    Federal Home Loan Mtg. Corporation
      matures               2/1/2009                  6.50%                                 1,548,450          1,548,450
    Federal Home Loan Mtg. Corporation
      matures               6/1/2009                  6.50%                                    67,189             67,189
    Federal Home Loan Mtg. Corporation
      matures               10/1/2010                 7.00%                                   199,105            199,105
    Federal Home Loan Mtg. Corporation
      matures               2/1/2011                  6.50%                                   105,824            105,824
    Federal Home Loan Mtg. Corporation
      matures               2/1/2011                  7.00%                                   603,612            603,612
    Federal Home Loan Mtg. Corporation
      matures               3/1/2011                  7.00%                                   970,059            970,059
    Federal Home Loan Mtg. Corporation
      matures               4/15/2011                 5.00%                                 1,350,351          1,350,351
    Federal Home Loan Mtg. Corporation
      matures               12/15/2015                6.50%                                 2,203,372          2,203,372
    Federal Home Loan Mtg. Corporation
      matures               6/15/2016                 7.00%                                   243,269            243,269
    Federal Home Loan Mtg. Corporation
      matures               1/15/2018                 6.00%                                 3,368,886          3,368,886
                                                                                           ----------         ----------

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1996

                Column A                                             Column B           Column C             Column D
                --------                                          ---------------      -----------          ----------
                                                                    Face Amount           Cost
                                                                     or Number          Basis of
Name of Issuer and Title of Issue                                 of Shares/Units      Investments          Fair Value
---------------------------------                                 ---------------      -----------          ----------
Financial Institution Pools (continued)

National Westminster Bank (continued)

Total National Westminster Bank Contract                                             $     33,514,097    $     33,514,097
                                                                                     ----------------    ----------------
Trans America Life Insurance Company
  No. 76595       6.82%
    GEBT Short-Term Investment Fund                                                        18,717,784          18,717,784
    U. S. Treasury Note
      matures         6/30/1998           6.25%                                             3,497,979           3,497,979
    U. S. Treasury Note
      matures         9/30/1998           6.00%                                             4,427,208           4,427,208
    U. S. Treasury Note
      matures         12/31/1998          5.75%                                             4,504,186           4,504,186
    U. S. Treasury Note
      matures         5/15/1999           6.38%                                            27,843,172          27,843,172
    U. S. Treasury Note
      matures         11/15/1999          5.88%                                             2,290,790           2,290,790
    U. S. Treasury Note
      matures         6/30/2001           6.63%                                             6,174,477           6,174,477
    U. S. Treasury Note
      matures         9/30/2001           6.38%                                               697,972             697,972
    U. S. Treasury Note
      matures         12/31/2001          6.13%                                             8,989,315           8,989,315
    U. S. Treasury Note
      matures         5/15/2006           6.88%                                             3,982,173           3,982,173
    Federal National Mortgage Association Pool
      matures         11/1/2002           7.00%                                               139,371             139,371
    Federal National Mortgage Association Pool
      matures         4/1/2003            7.00%                                               377,578             377,578
    Federal National Mortgage Association Pool
      matures         5/1/2003            7.00%                                               480,579             480,579
    Federal National Mortgage Association Pool
      matures         6/1/2003            7.00%                                               855,028             855,028
    Federal National Mortgage Association Pool
      matures         4/1/2026            7.00%                                               326,446             326,446
    Federal National Mortgage Association Pool
      matures         5/1/2026            7.00%                                               472,857             472,857
    Federal National Mortgage Association Pool
      matures         6/1/2026            7.00%                                               454,543             454,543
    Federal National Mortgage Association Pool
      matures         7/1/2026            7.00%                                                25,244              25,244
    Federal National Mortgage Association Pool
      matures         8/1/2026            7.00%                                                84,020              84,020
    Federal National Mortgage Association Pool
      matures         9/1/2026            7.00%                                               417,536             417,536
    Federal National Mortgage Association Pool
      matures         10/1/2026           7.00%                                               613,078             613,078

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1996


                   Column A                                     Column B            Column C          Column D
                   --------                                 ---------------       -----------        ----------
                                                              Face Amount            Cost
                                                               or Number           Basis of
Name of Issuer and Title of Issue                           of Shares/Units       Investments        Fair Value
---------------------------------                           ---------------       -----------        ----------
Financial Institution Pools (continued)

Trans America Life Insurance Company (continued)
  Federal National Mortgage Association Pool
   matures          12/1/2026           7.00%                                   $     2,399,547  $     2,399,547
  Federal National Mortgage Association
   matures          9/1/2021            8.00%                                         6,440,714        6,440,714
  Government National Mortgage Association
   matures          2/1/2021            9.00%                                         1,531,792        1,531,792
  Federal Home Loan Mtg. Corporation
   matures          5/1/2007            7.50%                                         2,821,730        2,821,730
  Federal Home Loan Mtg. Corporation
   matures          7/1/2026            6.50%                                         5,941,607        5,941,607
                                                                                ---------------  ---------------

Total Trans America Life Insurance Company Contract                                 104,506,726      104,506,726
                                                                                ---------------  ---------------

Commonwealth Life Insurance Company No. ADA00201TR, 6.14%,
Peoples Life Insurance Company No. BDA00292TR, 6.37% &
Trans America Life Insurance Company No. 76587, 5.62%
  GEBT Short-Term Investment Fund                                                    42,861,135       42,861,135
  U. S. Treasury Note
   matures          6/30/1998           6.25%                                         2,103,528        2,103,528
  U. S. Treasury Note
   matures          9/30/1998           6.00%                                        10,531,318       10,531,318
  U. S. Treasury Note
   matures          12/31/1998          5.75%                                        10,263,234       10,263,234
  U. S. Treasury Note
   matures          5/15/1999           6.38%                                        23,492,434       23,492,434
  U. S. Treasury Note
   matures          11/15/1999          5.88%                                        16,671,271       16,671,271
  U. S. Treasury Note
   matures          2/29/2000           7.13%                                         2,751,748        2,751,748
  U. S. Treasury Note
   matures          6/30/2001           6.63%                                        12,891,773       12,891,773
  U. S. Treasury Note
   matures          9/30/2001           6.38%                                         1,625,724        1,625,724
  U. S. Treasury Note
   matures          12/31/2001          6.13%                                        21,116,267       21,116,267
  U. S. Treasury Note
   matures          5/15/2006           6.88%                                           577,092          577,092
  U. S. Treasury Note
   matures          7/15/2006           7.00%                                           866,963          866,963
  Federal National Mortgage Association
   matures          1/1/2000            6.00%                                           811,411          811,411
  Federal National Mortgage Association
   matures          11/23/2001          6.35%                                           413,409          413,409
  Federal National Mortgage Association
   matures          9/9/2003            5.97%                                           252,085          252,085

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1996

                     Column A                                    Column B             Column C              Column D
                     --------                                 ---------------       -----------            ----------
                                                                Face Amount             Cost
                                                                 or Number            Basis of
 Name of Issuer and Title of Issue                            of Shares/Units       Investments            Fair Value
 ---------------------------------                            ---------------       -----------            ----------

 Financial Institution Pools (continued)

 Commonwealth Life Insurance Company, Peoples Life Insurance
 Company & Trans America Life Insurance Company (continued)
     Federal National Mortgage Association
       matures           10/25/2004        8.40%                                    $    1,041,722       $    1,041,722
     Federal National Mortgage Association
       matures           11/10/2004        8.63%                                           946,427              946,427
     Federal National Mortgage Association
       matures           9/1/2021          8.00%                                        13,038,238           13,038,238
     Federal National Mortgage Association
       matures           10/1/2021         9.50%                                           509,047              509,047
     Federal National Mortgage Association
       matures           12/1/2002         6.00%                                           890,285              890,285
     Federal National Mortgage Association Pool
       matures           2/1/2003          6.00%                                            83,751               83,751
     Federal National Mortgage Association Pool
       matures           3/1/2003          6.00%                                           611,686              611,686
     Federal National Mortgage Association Pool
       matures           4/1/2003          6.00%                                           290,350              290,350
     Federal National Mortgage Association Pool
       matures           1/1/2009          6.00%                                           384,227              384,227
     Federal National Mortgage Association Pool
       matures           2/1/2009          6.00%                                           452,169              452,169
     Federal National Mortgage Association Pool
       matures           7/1/2009          6.00%                                           697,749              697,749
     Federal National Mortgage Association Pool
       matures           5/1/2023          8.00%                                         3,168,661            3,168,661
     Federal National Mortgage Association Pool
       matures           12/1/2023         6.50%                                           500,889              500,889
     Federal National Mortgage Association Pool
       matures           2/1/2024          6.50%                                           228,556              228,556
     Federal National Mortgage Association Pool
       matures           2/1/2024          7.00%                                         2,737,974            2,737,974
     Federal National Mortgage Association Pool
       matures           4/1/2024          6.50%                                           137,943              137,943
     Federal National Mortgage Association Pool
       matures           5/1/2024          6.50%                                           510,452              510,452
     Federal National Mortgage Association Pool
       matures           6/1/2024          6.50%                                           571,249              571,249
     Federal National Mortgage Association Pool
       matures           7/1/2025          7.00%                                           654,547              654,547
     Federal National Mortgage Association Pool
       matures           8/1/2025          7.00%                                         2,727,673            2,727,673
     Federal National Mortgage Association Pool
       matures           4/1/2026          7.00%                                           505,887              505,887
     Federal National Mortgage Association Pool
       matures           5/1/2026          7.00%                                            98,491               98,491

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1996


        Column A                                                  Column B               Column C              Column D
        --------                                               ---------------         -----------            ----------
                                                                 Face Amount               Cost
                                                                  or Number              Basis of
 Name of Issuer and Title of Issue                             of Shares/Units         Investments            Fair Value
 ---------------------------------                             ---------------         -----------            ----------
 Financial Institution Pools (continued)

 Commonwealth Life Insurance Company, Peoples Life Insurance
 Company & Trans America Life Insurance Company (continued)
     Federal National Mortgage Association Pool
       matures           6/1/2026          7.00%                                   $         817,690        $          817,690
     Federal National Mortgage Association Pool
       matures           9/1/2026          7.00%                                              93,053                    93,053
     Federal National Mortgage Association Pool
       matures           10/1/2026         7.00%                                             317,589                   317,589
     Government National Mortgage Association Pool
       matures           11/15/2017        9.50%                                           4,516,642                 4,516,642
     Government National Mortgage Association Pool
       matures           9/15/2019         9.00%                                             110,643                   110,643
     Government National Mortgage Association Pool
       matures           11/15/2019        9.00%                                             147,676                   147,676
     Government National Mortgage Association Pool
       matures           1/15/2020         9.00%                                             344,423                   344,423
     Government National Mortgage Association Pool
       matures           6/15/2020         9.00%                                             209,849                   209,849
     Government National Mortgage Association Pool
       matures           9/15/2020         9.00%                                             129,279                   129,279
     Government National Mortgage Association Pool
       matures           4/15/2021         9.00%                                             111,113                   111,113
     Government National Mortgage Association Pool
       matures           5/15/2021         9.00%                                             238,682                   238,682
     Government National Mortgage Association Pool
       matures           8/15/2021         9.00%                                             337,372                   337,372
     Government National Mortgage Association Pool
       matures           9/15/2021         9.00%                                             228,213                   228,213
     Government National Mortgage Association Pool
       matures           10/20/2021        9.50%                                             792,202                   792,202
     Government National Mortgage Association Pool
       matures           8/15/2022         9.00%                                             196,819                   196,819
     Government National Mortgage Association Pool
       matures           5/15/2024         6.50%                                           1,505,405                 1,505,405
     Government National Mortgage Association Pool
       matures           7/15/2024         6.50%                                           2,004,744                 2,004,744
     Government National Mortgage Association Pool
       matures           1/15/2025         9.00%                                             657,857                   657,857
     Government National Mortgage Association
       matures           2/1/2021          9.00%                                             495,665                   495,665
     Government National Mortgage Association
       matures           2/1/2021          9.50%                                             101,751                   101,751
     Federal Home Loan Mtg. Corporation
       matures           11/15/2003        5.50%                                           5,647,444                 5,647,444
     Federal Home Loan Mtg. Corporation
       matures           6/1/2008          7.00%                                           1,804,435                 1,804,435

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1996



       Column A                                               Column B                 Column C            Column D
       --------                                            ---------------           -----------          ----------
                                                             Face Amount                 Cost
                                                              or Number                Basis of
 Name of Issuer and Title of Issue                         of Shares/Units           Investments          Fair Value
 ---------------------------------                         ---------------           -----------          ----------
 Financial Institution Pools (continued)

 Commonwealth Life Insurance Company, Peoples Life Insurance
 Company & Trans America Life Insurance Company (continued)
     Federal Home Loan Mtg. Corporation
       matures         11/1/2008           6.00%                               $        3,051,663    $       3,051,663
     Federal Home Loan Mtg. Corporation
       matures         3/1/2009            6.50%                                        1,122,434            1,122,434
     Federal Home Loan Mtg. Corporation
       matures         4/1/2009            6.50%                                          115,718              115,718
     Federal Home Loan Mtg. Corporation
       matures         10/1/2011           6.50%                                        1,756,797            1,756,797
     Federal Home Loan Mtg. Corporation
       matures         12/15/2019          6.00%                                          408,951              408,951
     Federal Home Loan Mtg. Corporation
       matures         4/15/2021           9.00%                                        1,261,712            1,261,712
     Federal Home Loan Mtg. Corporation
       matures         3/1/2026            6.50%                                          448,551              448,551
     Federal Home Loan Mtg. Corporation
       matures         7/1/2026            6.50%                                        1,105,502            1,105,502
     Banc One Auto TR
       matures         11/15/1997          6.85%                                          211,669              211,669
     Premier Auto TR
       matures         2/4/1999            7.15%                                        2,303,900            2,303,900
     Bayerische Landesbank Girozentrale
       matures         7/19/1999           6.55%                                        2,778,472            2,778,472
     Standard Credit Card Master TR
       matures         6/7/2000            6.75%                                          959,468              959,468
     Standard Credit Card Master TR
       matures         4/7/2001            6.80%                                          479,178              479,178
     Asian Development Bank NTS
       matures         5/2/2001            8.50%                                        1,796,214            1,796,214
     American Express Master TR
       matures         7/15/2001           5.38%                                        1,029,802            1,029,802
     MBNA Master Credit Card TR
       matures         1/15/2003           6.60%                                        1,937,553            1,937,553
     Japan Fin Corp
       matures         4/27/2005           7.38%                                        1,767,718            1,767,718
     International BK for Recon & Dev
       matures         7/21/2005           6.38%                                        1,965,011            1,965,011
     Bayerische Landesbank Girozentrale
       matures         2/1/2006            6.17%                                        2,019,112            2,019,112
     KFW Int'l Fin Inc
       matures         6/1/2006            8.20%                                        1,554,384            1,554,384
     General Electric Cap Corp
       matures         7/24/2008           8.50%                                          988,841              988,841
     Landesbank Hessen
       matures         11/10/2008          6.25%                                          831,268              831,268

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1996




       Column A                                                Column B                  Column C           Column D
       --------                                              ------------              ------------         --------
                                                              Face Amount                  Cost
                                                               or Number                 Basis of
 Name of Issuer and Title of Issue                          of Shares/Units             Investments         Fair Value
 ---------------------------------                          ---------------             -----------         ----------
 Commonwealth Life Insurance Company, Peoples Life Insurance
 Company & Trans America Life Insurance Company (continued)
     International BK for Recon & Dev
      matures          3/1/2026           8.88%                                      $       1,290,359    $      1,290,359
                                                                                     -----------------    ----------------

 Total Commonwealth, Peoples & Trans America Contracts                                     230,010,188         230,010,188
                                                                                     -----------------    ----------------

      Total Pools                                                                          368,031,011         368,031,011
                                                                                     -----------------    ----------------

      Total Investment Contracts                                                           998,636,699         998,636,699
                                                                                     -----------------    ----------------

 Short-Term Investments  --  1.68%

 GEBT Short-Term Investment Fund                                 58,828,795                 58,828,795          58,828,795
                                                                                     -----------------    ----------------

      Total Interest Income Fund                                                         1,057,465,494       1,057,465,494
                                                                                     -----------------    ----------------

 U.S. GOVERNMENT OBLIGATIONS FUND  --  3.25%

 Government Securities  --  2.88%

 United States Treasury Notes
  7.25%               due 2/15/1998                               9,000,000                  9,078,693           9,147,690
 United States Treasury Notes
  7.125%              due 9/30/1999                              16,125,000                 16,723,613          16,571,018
 United States Treasury Notes
  7.125%              due 2/29/2000                              16,625,000                 17,272,480          17,115,936
 United States Treasury Notes
  5.875%              due 6/30/2000                              16,700,000                 16,570,570          16,574,750
 United States Treasury Notes
  5.625%              due 2/28/2001                               3,000,000                  2,961,094           2,940,480
 United States Treasury Notes
  6.375%              due 8/15/2002                              18,550,000                 18,577,805          18,671,688
 United States Treasury Notes
  6.50%               due 5/15/2005                              11,750,000                 11,836,940          11,828,960
 United States Treasury Notes
  6.50%               due 8/15/2005                               5,000,000                  5,046,563           5,032,050
 United States Treasury Notes
  6.50%               due 10/15/2006                              2,875,000                  2,909,590           2,890,726
                                                                                     -----------------    ----------------

      Total Government Securities                                                          100,977,348         100,773,298
                                                                                     -----------------    ----------------

 Federal Agency Obligations  -- 0.35%

 Federal Home Loan Mtg. Corporation
  SER B  7.75%        due 1/27/1997                              10,520,000                  2,025,938           2,002,500
 Federal Home Loan Mtg. Corporation
  SER A  5.50%        due 2/2/2001                                2,000,000                 10,366,174          10,209,344
                                                                                     -----------------    ----------------

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1996

                   Column A                            Column B             Column C          Column D
                   --------                            --------             --------          --------
                                                      Face Amount             Cost
                                                       or Number            Basis of
Name of Issuer and Title of Issue                   of Shares/Units       Investments         Fair Value
---------------------------------                   ---------------       -----------         ----------
   Total Federal Agency Obligations                                   $      12,392,112  $      12,211,844
                                                                      -----------------  -----------------

Short-Term Investments  --  0.02%

GEBT Short-Term Investment Fund                            1,040,405          1,040,405          1,040,405
                                                                      -----------------  -----------------

   Total U.S. Government Obligations Fund                                   114,409,865        114,025,547
                                                                      -----------------  -----------------

PHILIP MORRIS STOCK FUND  --  29.73%

Common Stock  --  29.04%

Tobacco  --  29.04%

Philip Morris Companies Inc.                               9,005,254 *      517,740,367      1,017,593,702

Short-Term Investments  --  0.69%

GEBT Short-Term Investment Fund                           24,281,628         24,281,628         24,281,628
                                                                      -----------------  -----------------

   Total Philip Morris Stock Fund                                           542,021,995      1,041,875,330
                                                                      -----------------  -----------------

* On February 26, 1997, Philip Morris
Companies Inc. announced a three-for-one split of its Common Stock, to be effected by a distribution on April 10, 1997, of two shares for each share held of record at the close of business on March 17, 1997.

INTERNATIONAL EQUITY FUND  --  0.90%

Japanese Equity Index Fund  --  0.24%                         97,655          9,511,364          8,315,278
Non Japanese Equity Index Fund --  0.66%                     158,244         20,106,362         23,232,728
                                                                      -----------------  -----------------

   Total International Equity Index Fund                                     29,617,726         31,548,006
                                                                      -----------------  -----------------

BALANCED FUND  --  1.59%

Balanced Fund  --  1.59%                                   4,668,274         53,124,737         55,832,553
                                                                      -----------------  -----------------

   Total Balanced Fund                                                       53,124,737         55,832,553
                                                                      -----------------  -----------------

GROWTH EQUITY FUND  --  1.20%

Growth Equity Fund  --  1.20%                              3,481,201         41,358,537         42,018,091
                                                                      -----------------  -----------------

   Total Growth Equity Fund                                                  41,358,537         42,018,091
                                                                      -----------------  -----------------

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1996

                   Column A                     Column B            Column C          Column D
                   --------                 ---------------       -----------        ----------
                                              Face Amount             Cost
                                               or Number            Basis of
Name of Issuer and Title of Issue           of Shares/Units       Investments        Fair Value
---------------------------------           ---------------       -----------        ----------
PARTICIPANTS' LOAN ACCOUNT -- 3.61%

Loans to Participants -- 3.61%                  126,524,962    $    126,524,962   $    126,524,962
                                                               ----------------   ----------------

    Total Participants' Loan Account                                126,524,962        126,524,962
                                                               ----------------   ----------------

    TOTAL INVESTMENTS                                          $  2,628,184,200   $  3,504,433,762
                                                               ================   ================